November 4, 2004


via U.S. mail and Facsimile

Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re:	Crompton Corporation
	Form S-4, filed on October 8, 2004
	File No. 333-119641

Dear Ms. Schefsky:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4

1. Based on the information in the fee table, it appears that the due date, interest rate, and type of guarantees being registered differ from the Senior Notes and Senior Floating Notes that are being registered. Please revise the table so that the Notes and the corresponding guarantees are consistent.

2. On a supplemental basis, confirm that the offer will be open for a full twenty business days. At present, it appears that the offer may be open for less than the requisite twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. See Q & A no.
8 in Release No. 34-16623 (March 5, 1980).

3. Please include a section captioned Description of Other
Indebtedness or something similar that sets forth the terms of any debt senior to the notes. Please include in it a reasonably detailed description of any financial covenants.

Cover Page

4. Please remove all disclosure from the cover page except what is required by our rules to be on the cover page.

Summary

5. Your discussion of the company`s competitive strengths and business strategy is not appropriate for the Summary section.

Risk Factors

6. Please revise to avoid language like "we cannot guarantee" or "we cannot assure." The risk is not your inability to assure, but the underlying circumstance.

7. Some of your risk factors are too generic and do not contain enough company-specific information. For example, the first risk might indicate the percentage of your expenses raw material costs represent; the risk about your being an international company might indicate how much of your revenue is the result of international activities. Please note that these are only examples, and please revise.

Current and Future Litigation..., page 14

8. Supplementally provide us with a copy of the complaint filed in the shareholder derivative lawsuit.

Holders Who Fail to Exchange . . . , page 18

9. Please delete this risk factor, which does not set forth a risk of engaging in the transaction.

Despite Current Indebtedness Levels..., page 19

10. Please provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.
Use of Proceeds, page 23

11. Revise this section to state how the net proceeds from the original offer of the notes were used.

Summary of the Terms of the Exchange Offers

The Exchange Offer, page 30

Procedures for Tendering Old Notes, page 30

12. You reserve the right to waive a condition or conditions of the exchange offer as to particular tendered securities only. While this offer is not subject to the all-holders requirements of Rule 13e-4, we question how you may, consistent with the requirement that all the terms of the offer be fully described, change those conditions as to some security holders only. Moreover, it is not clear how you could do so after the offer expires, without extending it. Please revise or advise.

Conditions to the Exchange Offer, page 30

13. All offer conditions, other than those relating to governmental approvals necessary for consummation of the offer, must be satisfied or waived as of the conditions that exist on or before expiration of the offer. Please revise the language referencing "acceptance" at the beginning of this section. Also, change the reference to "at any time" in the second to last paragraph here.

Description of the New Notes, page 35

14. Please state the amount of unsecured debt held by the Company and the guarantors.

Certain United States Federal Tax Considerations, page 72

15. Revise the caption in this section to state that all material tax consequences to noteholders are summarized, not just "certain" tax considerations. Revise a similar reference in the "Risk Factors" section on page 18.

Available Information, page 73

16. Please note that the SEC no longer has a public reference room in
Chicago, Illinois.  Please revise.





Item 21.  Exhibits and Financial Statement Schedules

17. Please file, as exhibits to the registration statement, the governance documents relating to all of the registrants, including the guarantors. To the extent that these documents are substantially similar, you may want to file a form exhibit, with an explanation in the exhibit table that the document is substantially similar for some or all of the registrants.

18. File Exhibit 5.1 or include draft opinions supplementally with the next amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions to Tamara Brightwell at (202) 824-5221 or, in her absence, to Mark Webb at (202) 942-1874.


Sincerely,



Pamela A. Long
Assistant Director



      Cc: 	Phyllis G. Korff, Esq.
      	Skadden, Arps, Slate, Meagher & Flom LLP
      	4 Times Square
      	New York, New York 10036
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Crompton Corporation
November 4, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE